Exhibit 99.2

ATTUNITY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, original equipment manufacturer (“OEM”) and value-added reseller partners, including Microsoft and Pivotal (Greenplum); risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of our new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission ("SEC"), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references below to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	"RepliWeb" are to RepliWeb Inc., a U.S.-based leading provider of enterprise file replication and managed file transfer technologies, which we acquired in September 2011; and

•
"Convertible Notes" or "Notes" are to the convertible promissory notes we issued to certain investors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the investors, or the Note Agreement.

On July 19, 2012, we effected a one-for-four reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed to NIS 0.4 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts as well as stock prices in the following sections have been adjusted to give retroactive effect to the stock split for all periods presented.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2013 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2012 filed with the SEC as part of our Annual Report on form 20-F for the year ended December 31, 2012.

Overview

We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of information availability software solutions that enable access, sharing, replication, consolidation and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication (Replicate), change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT).

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment. Our software is commonly used for projects such as data warehousing and Big Data analytics, reporting migration and modernization, application release automation, file replication and distribution and cloud data transfer.

Through distribution, OEM agreements and strategic relationships with global-class partners such as Microsoft, Oracle, IBM, HP, our solutions have been deployed at thousands of organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. Our products and services are sold through direct sales and support offices in the United States, the United Kingdom, Hong Kong and Israel, as well as through distributors and local partners in several countries in Europe as well as in Japan, South Korea, Taiwan, Singapore, and South and Central America.

Financial Highlights

Total revenues in the first six months of 2013 decreased by 14% to $10.7 million from $12.5 million in the first six months of 2012. Total revenues were composed of (1) license revenues, which decreased by 29% to $5.0 million in the first six months of 2013 from $7.1 million in the same period last year, and (2) maintenance, support and services revenues, which increased by 6% to $5.6 million in the first six months of 2013 from $5.3 million in the same period last year.

Operating loss in the first six months of 2013 was $1.2 million, compared to an operating income of $1.0 million for the same period in 2012. Operating loss for the first six months of 2013 included equity-based compensation expenses totaling $306,000 compared to $324,000 for the same period last year, as well as $373,000 in amortization and expenses related to the acquisition of RepliWeb compared to $513,000 in the same period last year. The first six month of 2012 also included amortization of software development costs of $112,000, which were zero in the same period of 2013.

Net loss in the first six months of 2013 was $1,175,000, or ($0.11) per diluted share, compared to net income of $383,000, or $0.03 per diluted share, in the same period last year.

Cash and cash equivalents were approximately $1.8 million as of June 30, 2013 compared to $3.8 million as of December 31, 2012. The decrease is attributable to the $2.0 million earn-out payment made in April 2013 to RepliWeb's former shareholders.  Shareholders' equity decreased to $9.0 million as of June 30, 2013 compared to $9.6 million as of December 31, 2012.

Recent Major Developments

Below is a summary of the most significant developments in our company and business since January 1, 2013:

•	On July 31, 2013, we announced the signing of an OEM reseller agreement with Infor, a world-leading supplier of enterprise applications.

•	On July 17, 2013, we announced that Kongsberg will embed our technology in its real-time business intelligence solution for the global maritime market.

•	On June 25, 2013, we announced that Lawrence Schwartz has been appointed as our Vice President of Marketing.

•	On May 16, 2013, we announced that we have entered into reseller agreements with five new partners to drive and grow our revenue and market share in Latin America.

•
On May 8, 2013, we announced that we have extended our multi-year OEM strategic distribution agreement with one of our partners, a world-leading software and IT corporation, and that, as part of the extension, the new structure of the agreement improves for us the pricing terms for license, support and maintenance revenues.

•
On May 2, 2013, we announced that we signed a multi-year reseller agreement with one of the largest technology corporations in the world, a leading Fortune 50 company, for the resale of Attunity Replicate.

•
On April 2, 2013, we announced the commercial availability of two Attunity CloudBeam services – a file replication service and a managed file transfer service for Amazon Web Services (AWS) Simple Storage Service (S3).

•	On February 19, 2013, we announced the imminent release by us of an optimized data loading solution for Amazon Redshift, AWS’ new data warehouse in the cloud.

Critical Accounting Estimates and Assumptions

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report on Form 20-F for the year ended December 31, 2012.

Results of Operations

The following discussion of our results of operations for the six months periods ended June 30, 2013 and 2012, included in the following table, which presents selected financial information data (in U.S. dollars in thousands) as a percentage of total revenues as well as the percentage change between such periods, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, accompanying this report.

	Six Month Periods Ended June 30,				Percent
	2013		2012		Change
	UNAUDITED
Revenues:
Software licenses	$5,043	47%	$7,141	57%	(29)%
Maintenance and services	5,644	53%	5,335	43%	6%
	10,687	100%	12,476	100%	(14)%
Cost of revenues	1,046	10%	1,173	9%	(11)%
Research and development	3,869	36%	3,928	31%	(2)%
Selling and marketing	5,456	51%	4,813	39%	13%
General and administrative	1,511	14%	1,531	12%	(1)%
Total operating expenses	11,882	111%	11,445	92%	4%
Operating income (loss)	(1,195)	(11)%	1,031	8%	(216)%
Financial expenses, net	85	(1)%	557	4%	(85)%
Income (loss) before taxes on income	(1,280)	(12)%	474	4%	(370)%
Income taxes (benefit)	(105)	1%	91	1%	(215)%
Net Income (loss)	$(1,175)	(11)%	$383	3%	(407)%

Six Months Ended June 30, 2013 Compared with Six Months Ended June 30, 2012

Revenues. Our revenues are derived primarily from software licenses, maintenance and services. The following table provides a breakdown of our revenues by type of revenues (in U.S. dollars in thousands) and as percentage out of total revenues for the periods indicated as well as the percentage change between such periods:

	Six Month Periods Ended June 30,				Percent
	2013		2012		Change
Software licenses	$5,043	47%	$7,141	57%	(29)%
Maintenance and services	5,644	53%	5,335	43%	6%
Total	$10,687	100%	$12,476	100%	(14)%

Total revenues in the first six months of 2013 decreased by 14% to $10.7 million from $12.5 million in the first six months of 2012. Total revenues were composed of:

•
License revenues, which decreased by 29% to $5.0 million in the first six months of 2013 from $7.1 million in the first six months of 2012. This decrease is primarily due to the generation of fewer marketing leads and a relatively weak execution of our direct sales organization and weaker sales of our products by our OEM partners; and

•
Maintenance, support and services revenues, which increased by 6% to $5.6 million in the first six months of 2013 compared to $5.3 million in the six months of 2012. This slight increase is primarily due to an increase in license revenues generated throughout 2012 that contributed to higher maintenance revenues in the first half of 2013.

Cost of Revenues.  Cost of software license revenues consists of amortization of core technology acquired and royalties to a third party. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead. The following table sets forth a breakdown of our cost of revenues between software licenses and maintenance and services (in U.S. dollars in thousands) as well as the percentage change between the periods indicated:

	Six Month Periods Ended June 30,		Percent
	2013	2012	Change
Cost of software licenses	$258	$391	(34)%
Cost of maintenance and services	788	782	1%
Total	$1,046	$1,173	(11)%

Our total cost of revenues decreased by 11% to $1.0 million in the first six months of 2013 from $1.2 million in the first six months of 2012. This is mainly due to a decrease in amortization of capitalized software development expenses from $112,000 in the first six months of 2012 to $0 in the first six months of 2013. Cost of maintenance and services remained at the same level, both in the first six months of 2013 and 2012.

Operating Expenses. The following table sets forth a breakdown of our operating expenses (in U.S. dollars in thousands) and the percentage change between the periods indicated:

	Six Months Period Ended June 30,		Percent
	2013	2012	Change
Research and development	$3,869	$3,928	(2)%
Selling and marketing	5,456	4,813	13%
General and administrative	1,511	1,531	(1)%
Total	$10,836	$10,272	5%

Research and Development.  Research and development (“R&D”) expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Total R&D costs amounted to $3.9 million in both the first six months of 2013 and 2012.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 13% to $5.5 million in the first six months of 2013 from $4.8 million in the first six months of 2012. This increase is primarily due to the increase in headcount in our sales and marketing teams and other related expenses during the second half of 2012 and the first quarter of 2013 of approximately $436,000, and an increase in costs relating to expanded marketing activities of approximately $162,000. Our selling and marketing headcount as of June 2013 increased by 37% as compared to June 2012.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, and other administrative costs. General and administrative expenses amounted to $1.5 million in both the first six months of 2013 and 2012. In the first six months of 2013 as compared to the same period of 2012, our employee related costs, including stock-based compensation expense, decreased by approximately $200,000. This decrease was partially offset by an increase in corporate expenses such as insurance, investors’ relations and legal expenses.

Operating Income (Loss). Based on the foregoing, we recorded an operating loss of approximately $1.2 million in the first six months of 2013 compared to an operating income of $1.0 million in the first six months of 2012.

Financial Expenses, Net. Financial expenses, net were $85,000 in the first six months of 2013 compared to $557,000 in the first six months of 2012.  This decrease is attributed mainly to the conversion and the repayment of the Convertible Notes and of the loan to us from Plenus during the first half of 2012, resulting in no financial expense in the first six months of 2013 as compared to an expense of $287,000 in the same period in 2012. In addition, in the first six months of 2013 we recorded financial income of $63,000 as compared to a financial expense of $150,000 in the same period in 2012 that is attributed to a revaluation of a liability to Plenus in connection with certain Fundamental Transaction presented at fair value.

Taxes on Income (Benefit). Tax benefit was $105,000 in the first six months of 2013 compared to taxes on income of $91,000 in the first six month of 2012. The tax benefit in the first six months of 2013 mainly included amortization of deferred tax liabilities, net, associated with the acquisition of RepliWeb, of approximately $174,000 offset to some extent by an update of the provision for income taxes of approximately $69,000. The taxes on income in the first six months of 2012 were mainly attributed to an update of the provision for income taxes of approximately $80,000.

Net loss in the first six months of 2013 was $1,175,000, or ($0.11) per diluted share, compared to net income of $383,000, or $0.03 per diluted share, in the same period last year.

Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated by operations, private equity investments, short-term loans and other borrowings.

Credit Lines and Borrowings

In August 2012, we secured a short-term line of credit of approximately $1.0 million from an Israeli bank. Draws under the credit line bear interest, at the bank’s cost of funds plus a margin of 3.0%. As of June 30, 2013, we have drawn approximately $0.5 million under the credit line to support the bank guarantees we granted in connection with our Israeli office lease. The credit line is scheduled to expire in April 2014.

In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on certain other immaterial assets (namely, rights for unpaid shares, securities and other deposits deposited with the bank from time to time, and rights for property insurance). We refer to the agreement relating to such charges as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on distribution of dividends, and (2) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, and a change of control of our Company. In addition, we have committed to the bank that, for as long as the credit line is available to us, we will maintain a financial ratio to the effect that the sum of our accounts receivable and cash, as measured in each quarter, will exceed 150% of the amount outstanding under the credit facility. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

Working Capital and Cash Flows

As of June 30, 2013, we had approximately $1.8 million in cash and cash equivalents, compared to $3.8 million in cash and cash equivalents as of December 31, 2012.

As of December 31, 2012 and June 30, 2013, we did not have any bank loans or credits from third parties other than the short-term credit line described above.

As of June 30, 2013, we had a deficit of $3.9 million in working capital, compared to $3.0 million as of December 31, 2012. The increase in the deficit was mainly attributed to an increase in short-term deferred revenues in the amount of $1.0 million.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (U.S. dollars in thousands):

	Six Months Period Ended June 30,
	2013	2012
Net cash provided by operating activities	$162	$511
Net cash used in investing activities	(484)	(126)
Net cash used in financing activities	(1,716)	(72)

Net cash provided by operating activities was $0.2 million in the first six months of 2013 compared to $0.5 million in the first six months of 2012. The decrease is mainly attributed to lower revenues in the first six months of 2013 as compared to the first six months of 2012.

Net cash used in investing activities was $0.5 million in the first six months of 2013 compared to $0.1 million in the same period in 2012. The increase is mainly attributable to our relocation during the first quarter of 2013 to new office space in Israel.

Net cash used in financing activities was $1.7 million in the first six months of 2013 compared to $72,000 in the first six months of 2012. This increase is mainly due to the earn-out payment to RepliWeb's former shareholders in the amount of $2.0 million, which was partially offset by an amount of $133,000 that was received upon the exercise of certain outstanding warrants (such amount was recorded in our financial statements as a receipt on account of shares) and offset by debt repayments in 2012 that did not recur in 2013.

Principal Capital Expenditure and Divestitures

Our capital expenditures were approximately $520,000 in the six months ended June 30, 2013, compared to $126,000 in the six months ended June 30, 2012, most of which were used for the leasehold improvements and the purchase of equipment and furniture in connection with our relocation to new offices in Israel and for a purchase of computer equipment.

Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not effect any principal divestitures in the past three years.